UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)
SandRidge Energy, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
80007P 307
(CUSIP Number)
James H. Holloman, Jr., Esq.
20 North Broadway, Suite 1800
Oklahoma City, Oklahoma 73102
(405) 235-7700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 23, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	80007P 307

1	NAMES OF REPORTING PERSONS Tom L. Ward

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		25,980,757

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,200

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		19,308,159

WITH	10	SHARED DISPOSITIVE POWER

		6,703,798

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	26,011,957

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Schedule 13D	Page 2 of 5 Pages

          This Amendment No. 5 (this “Fifth Amendment”) to Schedule 13D is filed by Tom L. Ward (the “Reporting Person”) with respect to the Reporting Person’s beneficial ownership of shares of common stock, par value $0.001 per share (the “Common Stock”), of SandRidge Energy, Inc., a Delaware corporation (the “Issuer”). This Fifth Amendment amends the initial statement on Schedule 13D filed by the Reporting Person on November 19, 2007, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person on March 14, 2008, Amendment No. 2 to Schedule 13D filed by the Reporting Person on June 17, 2008, Amendment No. 3 to Schedule 13D filed by the Reporting Person on August 7, 2008, and Amendment No. 4 to Schedule 13D filed by the Reporting Person on January 7, 2009 (collectively, the “Prior 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Prior 13D. Except as indicated herein, the information set forth in the Prior 13D remains unchanged.
Item 1. Security and Issuer
          The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Fifth Amendment.
Item 2. Identity and Background
          The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Fifth Amendment.
Item 3. Source and Amount of Funds or Other Consideration
          The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Fifth Amendment.
Item 4. Purpose of Transaction
          The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Fifth Amendment.
Item 5. Interest in Securities of the Issuer
          The information contained in paragraphs (a) and (b) of Item 5 is hereby amended and restated as follows:
          (a) As of the date of this Fifth Amendment, the Reporting Person is the beneficial owner of 26,011,957 shares of Common Stock, which consists of: (i) 23,242,000 shares of Common Stock owned directly by the Reporting Person in brokerage and security accounts; (ii) 79,000 shares of Common Stock held in an IRA for the benefit of the Reporting Person; (iii) 2,636,754 shares of Common Stock held through TLW Properties, for which the Reporting Person exercises sole voting and dispositive power; (iv) 20,000 shares of Common Stock held by a minor child of the Reporting Person; (v) 3,003 shares of Common Stock held in a 401(k) plan account for the benefit of the Reporting Person; and (vi) 31,200 shares of Common Stock through Solon L. Bloomer Family Partners Limited Partnership II (“Bloomer Family Partners”), for which the Reporting Person exercises shared voting and dispositive power, which together

Schedule 13D	Page 3 of 5 Pages

constitute 15.5% of the outstanding shares of Common Stock. The beneficial ownership percentage of the Reporting Person is calculated based on 167,625,519 shares of Common Stock outstanding as of February 20, 2009, based on information included in the Issuer’s amended Annual Report of Form 10-K/A filed on April 23, 2009.
          In addition to the shares of Common Stock beneficially owned by the Reporting Person described above, the Reporting Person (i) is a beneficiary of an Executive Nonqualified Excess Plan maintained by the Issuer with a current balance of 39,620 shares of Common Stock, for which the Reporting Person has no voting power and no dispositive power exercisable within 60 days of the date of this Fifth Amendment, and (ii) owns 1,205,895 shares of unvested restricted Common Stock that will not vest within 60 days from the date of this Fifth Amendment. The restricted Common Stock owned by the Reporting Person vests in equal 25% increments annually on the anniversary date of each grant date pursuant to the following vesting schedule:

			Shares Vesting
	Shares of	Shares Vested and	and to be
Restricted	Restricted	Previously	Delivered to	Remaining
Common Stock	Common Stock	Delivered to	Reporting Person	Unvested
Grant Date	Granted	Reporting Person	Within 60 Days	Shares
01/10/2007	300,000	150,000	0	150,000
07/11/2007	325,000	81,250	0	243,750
01/11/2008	234,375	58,594	0	175,781
07/11/2008	136,364	0	0	136,364
01/09/2009	500,000	0	0	500,000

Total	1,495,739	289,844	0	1,205,895
          It is anticipated that the Reporting Person will receive additional contributions to his Executive Nonqualified Excess Plan account, grants of restricted stock and/or other equity grants in the future so long as he remains employed by the Issuer.
          (b) The Reporting Person has (i) sole voting power with respect to 25,980,757 shares of Common Stock, consisting of all shares of Common Stock beneficially owned by the Reporting Person excluding 31,200 shares of Common Stock held by Bloomer Family Partners, for which the Reporting Person shares voting power with Ronnie D. Ward, the Reporting Person’s brother (“Co-General Partner”), as a co-general partner, and (ii) sole dispositive power with respect to 19,308,159 shares of Common Stock, consisting of all shares of Common Stock beneficially owned by the Reporting Person excluding (A) 31,200 shares of Common Stock held by Bloomer Family Partners, for which the Reporting Person shares dispositive power with the Co-General Partner, and (B) 6,672,598 shares of Common Stock that may be acquired by the Kaiser-Francis Charitable Income Trust-C (“CIT”) upon the exercise of a warrant granted to CIT by the Reporting Person, as more fully described below in paragraph (c) and under Item 6. Information relevant to each of the Co-General Partner and CIT is set forth below.

Schedule 13D	Page 4 of 5 Pages

Co-General Partner
          Ronnie D. Ward’s business address is Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118. He is the Vice-President — Land, Northern Division of Chesapeake Energy Corporation. Mr. Ward has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years. He is a citizen of the United States of America.
CIT
          Kaiser-Francis Charitable Income Trust-C is a charitable income trust established by George B. Kaiser under Oklahoma law. The principal beneficiaries of CIT are The Tulsa Community Foundation and The George Kaiser Family Foundation. Its principal office and place of business is located at 124 E. 4th Street, Tulsa, Oklahoma 74103. CIT has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years.
          (c) On April 23, 2009, the Reporting Person entered into an Underwriting Agreement with Morgan Stanley & Co. Incorporated, as representative of the underwriters named therein, and the Issuer pursuant to which the Reporting Person caused TLW Properties to sell and deliver 3,000,000 shares of Common Stock to such underwriters at a price of $7.46 per share in an offering registered under the Securities Act. This transaction closed, and these shares of Common Stock were delivered to the underwriters, on April 29, 2009.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Fifth Amendment.
Item 7. Material to Be Filed as Exhibits
          The following additional exhibits are filed with this Fifth Amendment and supplement the exhibits already filed as part of the Prior 13D:

99.1	Underwriting Agreement dated April 23, 2009, by and among SandRidge Energy, Inc., Tom L. Ward and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by SandRidge Energy, Inc. on April 28, 2009)
Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 7, 2009	/s/ Tom L. Ward
Tom L. Ward

Schedule 13D	Page 5 of 5 Pages